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Exhibit 7.1

Aurelia Energy N.V.
Computation of Ratios

	1998	1999	2000	2001	2002
Pretax income from cont. oper. before adj. For min. int or income or loss from equity investees	63,127	44,225	37,929	31,266	13,763
plus fixed charges:
— interest expense or	19,194	32,285	36,116	28,776	46,503
capitalized	16,077	12,146	0	0	3,549
— amortized premiums, discounts and capitalized expenses related to indebtedness	710	710	710	710	2,395
— an estimate of the interest within rental expense	61	56	61	63	91
— preference security dividend req. of consolidated sub.

Total fixed charges	36,042	45,197	36,887	29,549	52,538

plus amortization of capitalized interest	1,019	2,206	2,728	2,728	3,065
plus distributed income to equity investors
plus the share of pre-tax losses of equity investees
less interest capitalized	16,077	12,146	0	0	3,549
less interest accrued subordinated Marenco loan	0	0	0	0	0
less preference security dividend req. of consolidated subsidiaries less minority interest in pre-tax income

Earnings	84,111	79,482	77,544	63,543	65,817

Fixed charges	36,042	45,197	36,887	29,549	52,538

Ratio of earnings to fixed charges	2.33	1.76	2.10	2.15	1.25

Cash interest expense (Interest paid)	31,356	36,610	28,232	20,738	41,829
EBITDA	123,074	117,938	128,363	107,430	111,800

EBITDA/Cash interest expense	3.93	3.22	4.55	5.18	2.67

Net debt	457,785	413,681	326,544	530,864	558,079

Net Debt/EBITDA	3.72	3.51	2.54	4.94	4.99

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  Exhibit 7.1
Aurelia Energy N.V. Computation of Ratios